November 28, 2011

Jeffrey Riedler
Assistant Director
United States Securities and Exchange Commission
100 First Street, N.E.
Washington, DC 20549

Re:	Capstone Therapeutics Corp. (the “Company”) Item 1. Business Patents, Licenses and Proprietary Rights, page 6 Form 10-K Filed on March 29, 2011 File No. 001-33560

Your letter dated November 18, 2011.

Mr. Riedler:

Following is our response to your letter dated November 18, 2011. We have included your specific comment prior to our response to facilitate your review.

Item 1. Business

Patents, Licenses and Proprietary Rights, page 6.

1. We note your response to our prior comment, however we believe that royalty rates and termination provisions are material terms of your license agreements and material to an investor’s understanding of your business. Based on Section 16 of your agreement with AzTE it appears that either party may terminate the agreement under the circumstances described therein. Accordingly, please provide proposed disclosure that expands your discussion of your agreements with AzTE and the University of Texas to include the royalty rates payable on sales of future products and, for your agreement with AzTE, to include the termination provisions of the agreement.

Our Response:

We continue to believe the response included in our letter to you dated October 29, 2011 is correct and that the terms you describe are not material to the understanding of our business and not required disclosure under Regulation S-K, Item 101(h)(4)(vii).

1275 West Washington Street, Suite 101 ● Tempe, AZ  85281 ● Office 602-286-5520 ● www.capstonethx.com

SEC Correspondence
November 28, 2011

However, while we disagree with the SEC’s interpretation of its regulations, we also believe the requested disclosure will not be materially misleading and we therefore agree to include the following expanded disclosure under Patents, Licenses and Proprietary Rights in our next annual report on Form 10-K (as it may be further modified to reflect new developments or other changes in our business):

Patents, Licenses and Proprietary Rights

As part of our purchase of CBI on August 5, 2004, the license agreements between CBI and OrthoLogic for the development, use, and marketing of the therapeutic products utilizing Chrysalin were replaced by a direct license agreement between OrthoLogic and the University of Texas.   Subsequently, we entered into an agreement whereby the University of Texas assigned to us certain patents previously exclusively licensed to us.  Under this agreement, we must pay the University of Texas royalties of 3.3% of covered product sales, and 5% of covered sublicense fees and we must pay various other fees in connection with filing and maintaining Chrysalin-related patents. This obligation will expire upon the expiration of the subject patents. Chrysalin has been patented in the United States and in some other countries for a number of methods of use, including cardiovascular indications.  A composition of matter patent covering European countries expired in 2007 and the corresponding United States patent expired in 2011.  Our other patents for Chrysalin expire between 2021 and 2024.

As part of the February 27, 2006 AzERx transaction, we acquired a license from AzTE, an affiliate of Arizona State University, for worldwide rights to AZX100 for all indications.  Under the license agreement with AzTE, we are required to pay patent filing, maintenance and other related patent fees as well as royalties of 3% of covered product sales and 5% of covered license revenue.  These obligations will end on the expiration of the last patent.  The license is supported by patents that expire from 2022 to 2024.  The license agreement is subject to termination by AzTE for events such as non-compliance with material terms of the license agreement, bankruptcy or liquidation, Force Majeure and non-payment of amounts due.

As part of the February 27, 2006 AzERx transaction we also acquired a non-exclusive license from Washington University for transduction domain carrier patents which form part of AZX100.  Under the license, we are required to pay license maintenance payments and royalties of 2% of covered product sales. The license is supported by patents that expire in 2018. These obligations will end on the expiration of the last patent.

We are a development stage research and development company with no products currently approved by the FDA for marketing.  We do not expect to have products approved for marketing before 2016, if ever.  Accordingly, the foregoing royalty obligations currently do not affect our reported results.

Capstone Therapeutics is a registered United States domestic trademark of Capstone Therapeutics Corp.

1275 West Washington Street, Suite 101 ● Tempe, AZ  85281 ● Office 602-286-5520 ● www.capstonethx.com

SEC Correspondence
November 28, 2011

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if we can be of further assistance.

Sincerely,

/s/   Les M. Taeger

Les M. Taeger
Senior Vice President and Chief Financial Officer
Capstone Therapeutics Corp

1275 West Washington Street, Suite 101 ● Tempe, AZ  85281 ● Office 602-286-5520 ● www.capstonethx.com